SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2.

(Amendment No. 1)*

Real Goods Solar, Inc.

(Name of Issuer)

Class A Common Stock, $.0001 par value per share

(Title of Class of Securities)

75601N302

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

_____________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 75601N302
(1)	Names of Reporting Persons Iroquois Capital Management L.L.C.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0

(6) Shared Voting Power 186,194 shares of Class A Common Stock 1,600,000 shares of Class A Common Stock issuable upon exercise of Warrants (See Item 4)*

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power 186,194 shares of Class A Common Stock 1,600,000 shares of Class A Common Stock issuable upon exercise of Warrants (See Item 4)*

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 186,194 shares of Class A Common Stock 1,600,000 shares of Class A Common Stock issuable upon exercise of Warrants (See Item 4)*

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 4.8%

(12)	Type of Reporting Person (See Instructions) OO

*  As more fully described in Item 4, each of the Warrants are subject to a 4.99% or 9.99% blocker as provided in the Warrant, and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported warrants and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No: 75601N302
(1)	Names of Reporting Persons Richard Abbe
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 165,854 shares of Class A Common Stock 1,136,364 shares of Class A Common Stock issuable upon exercise of Warrants (See Item 4)*

(6) Shared Voting Power 186,194 shares of Class A Common Stock 1,600,000 shares of Class A Common Stock issuable upon exercise of Warrants (See Item 4)*

(7) Sole Dispositive Power 165,854 shares of Class A Common Stock 1,136,364 shares of Class A Common Stock issuable upon exercise of Warrants (See Item 4)*

(8) Shared Dispositive Power 186,194 shares of Class A Common Stock 1,600,000 shares of Class A Common Stock issuable upon exercise of Warrants (See Item 4)*

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 352,048 shares of Class A Common Stock 2,736,364 shares of Class A Common Stock issuable upon exercise of Warrants (See Item 4)*

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 4.9%

(12)	Type of Reporting Person (See Instructions) IN

 * As more fully described in Item 4, each of the Warrants are subject to a 4.99% or 9.99% blocker as provided in the Warrant, and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported warrants and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No: 75601N302
(1)	Names of Reporting Persons Kimberly Page
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0

(6) Shared Voting Power 186,194 shares of Class A Common Stock 1,600,000 shares of Class A Common Stock issuable upon exercise of Warrants (See Item 4)*

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power 186,194 shares of Class A Common Stock 1,600,000 shares of Class A Common Stock issuable upon exercise of Warrants (See Item 4)*

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 186,194 shares of Class A Common Stock 1,600,000 shares of Class A Common Stock issuable upon exercise of Warrants (See Item 4)*

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 4.8%

(12)	Type of Reporting Person (See Instructions) IN

 * As more fully described in Item 4, each of the Warrants are subject to a 4.99% or 9.99% blocker as provided in the Warrant, and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise of such reported warrants and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No: 75601N302

This Amendment No. 1 (this “Amendment”) amends the statement on Schedule 13G filed on December 20, 2016 (the “Original Schedule 13G”) with respect to the Class A Common Stock, $.0001 par value per share (the “Common Stock”) of Real Goods Solar, Inc., a Colorado corporation (the “Company”). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Original Schedule 13G. This Amendment amends and restates Item 2(a)-(c), Item 4 and Item 5 in their entirety as set forth below.

Item 2 (a).	Name of Person Filing
Item 2 (b).	Address of Principal Business Office or, if none, Residence
Item 2 (c).
Citizenship

This Schedule 13G is being filed on behalf of (i) Iroquois Capital Management L.L.C., a Delaware limited liability company (“Iroquois”), (ii) Richard Abbe, an individual who is a citizen of the United States of America (”Mr. Abbe”), and (iii)  Kimberly Page, an individual who is a citizen of the United States of America (“Ms. Page,” together with Iroquois and Mr. Abbe, the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The principal business office of all of the Reporting Persons is 205 East 42nd Street, 20th Floor, New York, NY 10017.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 35,494,514 Shares outstanding as of December 23, 2016 as reported in the Company’s Proxy Statement on Schedule 14A, filed on December 30, 2016 plus 2,736,364 shares of Class A Common Stock issuable upon exercise of certain Reported Warrants.  The number of Shares beneficially owned by the Reporting Persons as reported herein does not take into consideration the 1:30 reverse split of Shares which was consummated by the Company on January 25, 2017.

Pursuant to the terms of the Reported Warrants, the Reporting Persons cannot exercise the Reported Warrants to the extent the Reporting Persons would beneficially own, after any such exercise, more than 4.99% or 9.99% of the outstanding shares of Common Stock (the “Blocker”), as provided in such Warrant, and the percentage set forth in Row 11 of the cover page for each Reporting Person gives effect to the Blocker. Consequently, as of the date of the event which requires filing of this statement, the Reporting Persons were not able to exercise certain of the Reported Warrants due to the 4.99% Blocker.  Accordingly, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Class A Common Stock.

As of the date of the event which requires filing of this statement, Iroquois Master Fund Ltd. (“Iroquois Master Fund”) held 186,194 shares of Class A Common Stock and Reported Warrants to purchase 1,600,000 shares of Class A Common Stock and Iroquois Capital Investment Group LLC (“ICIG”) held 165,854 shares of Class A Common Stock and Reported Warrants to purchase 1,136,364 shares of Class A Common Stock.  Mr. Abbe has the sole authority and responsibility for the investments made on behalf of ICIG as its managing member and shares authority and responsibility for the investments made on behalf of the Fund with Ms. Page, each of whom is a director of the Fund. As such, Mr. Abbe may be deemed to be the beneficial owner of all shares of Class A Common Stock held by, and underlying the Reported Warrants (subject to the Blocker) held by, the Fund and ICIG.  Iroquois is the investment manager for Iroquois Master Fund.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:   ☒

Item 10.	Certification
By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2017

IROQUOIS CAPITAL MANAGEMENT L.L.C. By: /s/ Richard Abbe Richard Abbe, Authorized Signatory /s/ Richard Abbe Richard Abbe /s/ Kimberly Page Kimberly Page

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.